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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

l.	Investment Company Act File Number: 811- 3056				Date examination completed: September 30, 2009
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement: Tridan Corp
4.	Address of principal executive office (number street, city, state, zip code): 51 East 42nd Street, 17th Floor New York, N.Y. 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SECis Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyis securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 8 3507. Responses to this collection of information will not be kept confidential.

	Weiser LLP	Certified Public Accountants
135 West 50th Street
New York, NY 10020-1299
	Report of Independent Registered Public Accounting Firm	Tel 212.812.7000
Fax 212.375.6888
To the Board of Directors
Tridan Corp.		www.weiserLLP.com

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Tridan Corp. (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2009.  Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests, performed as of September 30, 2009, and with respect to agreement of security purchases and sales, for the period from April 30, 2009 (the date of our last examination), through September 30, 2009:

•
Confirmation of all securities held by JP Morgan Worldwide Security Services, a registered Trust Company, in book entry form, on behalf of JP Morgan Chase Bank, N.A., as Custodian, on behalf of Tridan Corp.

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

•	Agreement of all security purchases and all security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, except for the requirement of subsection (b) of rule 17f-2 of the Investment Company Act of 1940, which requires that securities be physically segregated and does not address securities held in book entry form, management's assertion that Tridan Corp. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2009, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Tridan Corp. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Weiser LLP

New York, NY December 8, 2009

TRIDAN CORP.

P. O. Box 634, New City, New York 10956
(212) 239-0515

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Tridan Corp. (the “Company”) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2009, and April 30, 2009 through September 30, 2009.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2009, and from April 30, 2009 through September 30, 2009, with respect to securities reflected in the investment account of the Company, based upon the statements set forth in the letter dated November 2, 2009, from Mr. Peter J. McGuinness, Managing Director of JP Morgan Private Bank, addressed to I. Robert Harris, General Counsel and Secretary of Tridan Corp., a copy of which letter is annexed hereto and made a part hereof.

TRIDAN CORP.

By:	s/ Peter Goodman
Peter Goodman, President

Date:	November 3, 2009

J.P Morgan

Peter J. McGuinness
Managing Director
The Private Bank

November 2, 2009

I. Robert Harris, Esq.
Kantor, Davidoff, Wolfe, Mandelker & Kass, PC
51 East 42nd Street
New York, NY 10017

Dear Mr. Harris:

This letter is applicable from April 30, 2009 through September 30, 2009.

All securities placed in custody by a Private Bank client with the JPMorgan Chase Bank, N.A. (the "Bank"), as custodian, whether pursuant to a pure custody arrangement, or an investment management mandate, remain the property of the client and do not become the property of the Bank. As such, the securities are not subject to claims of creditors of the Bank.

A substantial amount of the assets held in custody by us are held in electronic form and are segregated by way of electronic recordkeeping entries, and often are held by us in conjunction with intermediary custodians and/or securities depositories. As such, there have been only a limited number of securities held by us in physical form. Custody of securities in electronic form and the related electronic recordkeeping entries enable the custodian to speed interest payments on bonds to their respective rightful owners, as well as ensure timely securities clearance and transactions settlement. Finally, holding securities in electronic form comports with contemporary custodial practices and commercial law (e.g. see, Uniform Commercial Code Article 8). In our opinion, it would be impractical and untenable to manage a prudently diversified and broad portfolio of securities with custody of those securities held only in physical certificate form.

As required by law and regulatory practice, the Bank keeps property held by it in its role as a custodian segregated in electronic recordkeeping form from the Bank's own property. Furthermore, securities are segregated in electronic recordkeeping form from other client assets. This mandatory segregation requirement is, among other things, intended to protect assets which are held by a bank as custodian, investment manager, trustee or co-trustee against the claims of creditors of that bank.

270 Park Avenue, New York, New York 10017-2014
Telephone +1 212 464 1363    Facsimile +1 212 4&4 0401    peter.mcguinness@jpmorgan.com
J.P. Morgan Securities Inc.
Bank products and services are offered through JPMorgan Chase Bank, N.A. and its affiliates. Securities are offered by J.P. Morgan Securities Inc.

J.P. Morgan

I. Robert Harris, Esq.

If the Bank were to become insolvent, the Office of the Comptroller of the Currency ("OCC"), the primary Federal regulator of the Bank, or the Federal Deposit Insurance Corporation (FDIC) as receiver, would be required to turn over to the Bank's client any property in that client's custodial, investment management or trust account.

Finally, I should point out that the Bank and certain of its nonbank subsidiaries are subject to direct supervision and regulation by various federal and state authorities (many of which will be considered "functional regulators" under the Gramm-Leach-Bliley Act). JPMorgan Chase Bank, N.A. as a national banking association, is subject to supervision and regulation by the OCC and FDIC. Supervision and regulation by each of the foregoing regulatory agencies generally includes comprehensive annual reviews of all major aspects of the relevant bank's business and condition, as well as the imposition of periodic reporting requirements and limitations on investments and other powers.

If you have any questions, please do not hesitate to contact me.

Sincerely,
/s/ Peter J. McGuinness
Peter J. McGuinness
Managing Director

cc:	Brian M. Conboy (Weiser, LLP)
Joseph Scialo
David A. Buttke